UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Euroseas Ltd. (the "Company") announcing the results of the Company's 2023 Annual Meeting of Shareholders held on June 23, 2023.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: June 27, 2023	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 99.1

Euroseas Ltd. Announces the Results of Its 2023 Annual General Meeting of Shareholders

Maroussi, Athens, Greece – June 27, 2023 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today the official results of its 2023 Annual General Meeting, held on June 23, 2023 at 11:00 a.m. local time in New York, NY USA.  The following proposals were approved by the Company's shareholders:

1.
Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, and Mr. Aristides P. Pittas were re-elected as Class A Directors to serve for a term of three years until the Company’s 2026 Annual Meeting of Shareholders, and Mr. Andreas Papathomas was elected as a Class B Director to serve until the Company’s 2024 Annual Meeting of Shareholders ("Proposal One"); and

2.	Deloitte Certified Public Accountants, S.A. was approved as the Company's independent auditors for the fiscal year ending December 31, 2023 ("Proposal Two").

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years.

Euroseas trades on the NASDAQ Capital Market under the ticker ESEA. Euroseas operates in the container shipping market. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 18 vessels, including 11 Feeder containerships and 7 Intermediate containerships. Euroseas’ 18 containerships have a cargo capacity of 56,061 teu. After the delivery of eight feeder containership newbuildings in 2023 and 2024, Euroseas’ fleet will consist of 26 vessels with a total carrying capacity of 75,461 teu.

Visit Euroseas’ website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com